Exhibit 99.1

Israel-Based Clearmind Announces Additional Positive Results from the Third Part of its Pre-Clinical Study for Cocaine Addiction Treatment

The results of pre-clinical in-vivo research studies suggested that Clearmind’s drug candidate MEAI may be effective in the treatment of substance addiction without interrupting the natural reward process

Tel Aviv, Israel / Vancouver, Canada, Jan. 17, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced additional positive pre-clinical results in its ongoing series of research studies conducted to illuminate the tremendous potential of MEAI and its effect on substance-use-disorder (SUD). The latest in-vivo studies examined the effect of MEAI on the natural reward process as it pertains to cocaine addiction.

The pre-clinical studies were led by Professor Gal Yadid from the Gonda Multidisciplinary Brain Research Center at Bar Ilan University in Israel. As previously announced (see press release August 24, 2022), Clearmind’s proprietary MEAI at a dose of 5mg/kg, demonstrated unique ability to decrease cocaine craving and potentially become the first dedicated cocaine addiction treatment.

The latest research studies were designed to evaluate the effects of MEAI on natural reward, as reward-based positive reinforcement is a shared evolutionary survival strategy across species. However, in drug addiction, reward seeking becomes maladaptive and endangers survival. The purpose of this in-vivo study, was to conclude whether MEAI uses the same mechanisms that underlie the seeking of both drug and natural rewards (such as sucrose). The results demonstrated that natural reward was maintained in the MEAI-treated rats, thus showing that the effect of MEAI on drug-seeking is not related to the general reward system.

“We are thrilled to continuously exhibit positive results of our proprietary drug candidate MEAI. The results of these latest in-vivo studies reinforce previous findings and demonstrate that MEAI may be an effective treatment addiction without negatively affecting natural reward,” said Dr. Adi Zuloff-Shani, Clearmind’s Chief Executive Officer. “Cocaine is extremely addictive and there is currently no dedicated treatment. I believe Clearmind is leading the way in this field.”

Professor Gal Yadid stated “Very interesting results were revealed in this set of in-vivo studies. The empirical data show that MEAI is a potential treatment for cocaine addiction, in particular, and SUD, in general. This observation is based on our experience and previous data from testing various treatments for SUD. Further studies are needed to better characterize the responding population.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries
Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the results of preclinical trials, conducting future trials, and that psychedelic based treatments hold potential to address and provide dedicated solutions for various mental health conditions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.